PUBLIC ANNOUNCEMENT
EXTENSION OF TENDER OFFER UNTIL
OCTOBER 29, 2018 AT 12:00 MIDNIGHT, EASTERN TIME

September 27, 2018

This Public Announcement serves to inform all interested parties that Priority Income Fund, Inc. (the “Company”) has elected to extend the expiration date and time for its offer to purchase all issued and outstanding shares of the Company’s Class R common stock, Class RIA common stock and Class I common stock (the “Tender Offer”) until Monday, October 29, 2018 at 12:00 midnight, Eastern Time. Payment for properly tendered shares will be made promptly upon the expiration of the offer. The Tender Offer previously was scheduled to expire on Monday, October 22, 2018 at 12:00 midnight, Eastern Time. The full terms and conditions of the Tender Offer (excluding the extension of the expiration date and time described above) are set forth in the Offer to Purchase, Letter of Transmittal and related materials, each as amended and supplemented from time to time.

Stockholders of the Company that have already tendered their shares need not take any further action as a result of this Public Announcement. Questions regarding this Public Announcement or any terms and conditions of the Tender Offer should be directed to the Company at
(866) 655-3650.

This Public Announcement is for informational purposes only and shall not constitute an offer to purchase, nor a solicitation for acceptance, of the Tender Offer. The Tender Offer is being made only pursuant to the Offer to Purchase, Letter of Transmittal and related materials, each as amended and supplemented from time to time.